UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Weatherford International plc
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G48833118
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Yacktman Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,711,845
	6	SHARED VOTING POWER 5,443,901
	7	SOLE DISPOSITIVE POWER 2,711,845
	8	SHARED DISPOSITIVE POWER 5,443,901
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,155,746
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based upon a total of 70,017,356 shares outstanding as of October 21, 2020, as reported on the Issuer’s Form 10-Q, as filed with the SEC on November 4, 2020.

1		NAME OF REPORTING PERSONS AMG Yacktman Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,443,901
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,443,901
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,443,901
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based upon a total of 70,017,356 shares outstanding as of October 21, 2020, as reported on the Issuer’s Form 10-Q, as filed with the SEC on November 4, 2020.

Item 1(a).	Name of Issuer:

Weatherford International plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2000 St. James Place
Houston, TX  77056

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Yacktman Asset Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the “Adviser”); and (ii) AMG Yacktman Fund, a series of AMG Funds.  AMG Funds is an investment company registered under the Investment Company Act of 1940 (the “Trust”).  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Yacktman Asset Management LP and AMG Yacktman Fund that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6300 Bridgepoint Parkway
Building One, Suite 500
Austin, TX  78730

Item 2(c).	Citizenship:

The Adviser is a Delaware limited partnership.  AMG Yacktman Fund is a series of the Trust, a Massachusetts business trust.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

G48833118

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

Yacktman Asset Management LP

(a)	Amount Beneficially Owned: 8,155,746

(b)	Percent of Class: 11.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,711,845

(ii)	shared power to vote or to direct the vote: 5,443,901

(iii)	sole power to dispose or to direct the disposition of: 2,711,845

(iv)	shared power to dispose or to direct the disposition of: 5,443,901

AMG Yacktman Fund

(a)	Amount Beneficially Owned: 5,443,901

(b)	Percent of Class: 7.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 5,443,901

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 5,443,901

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The securities reported in this statement are beneficially owned by advisory clients of the Adviser, which includes the AMG Yacktman Fund.  The investment management contracts of these clients grant to the Adviser investment and voting power over the securities reported in this statement.  Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Adviser is deemed to be a beneficial owner of the securities reported in this statement, and the AMG Yacktman Fund may also be deemed to be a beneficial owner of the securities it holds.  The clients of the Adviser have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the Reporting Person’s Schedule 13G filed April 8, 2020).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 12, 2021

YACKTMAN ASSET MANAGEMENT LP

By:   /s/ Russell G. Wilkins
Russell G. Wilkins, Partner

AMG FUNDS ON BEHALF OF ITS SERIES
AMG YACKTMAN FUND

By:   /s/ Patrick Spellman
Patrick Spellman, Chief Compliance Officer